Exhibit 99.1

The9 Web3.5 GameFi Platform the9bit Hits 2 Million Users

Singapore, September 8, 2025 — The9 Limited (Nasdaq: NCTY) today announced that the9bit, its innovative Web3.5 GameFi platform, has surpassed 2 million users since its August 2025 launch. This milestone, driven by recent events like Coinfest Asia 2025, highlights the platform’s ability to bridging Web2 gaming with Web3 rewards (Web3.5), turning everyday player actions into real value.

In just over a month, the9bit doubled its user base to 2 million milestone, fueled largely by its strong appeal among Southeast Asian gamers. The platform’s unique “Spaces”, incentivizes users for purchasing and playing games including AAA IP console games and mobile titles, and creating content. At Coinfest Asia 2025 in Bali, the9bit drew over 10,000 attendees, driving community engagement and brand awareness.

Quote from Marrtin Hoon, Head of Web3, The9 Limited

“The9bit rewards gamers for what they already do. Reaching 2 million users in just weeks reflects our community’s passion and we’re excited for what’s next.”

The9bit is designed for accessibility, featuring local fiat payment options and auto-custodial wallets to simplify Web3 hurdles. Backed by The9 Limited’s legacy and IP rights from Capcom and other game developers, the9bit blends mainstream gaming with blockchain-powered rewards. Its partnerships with Vocagame also brings access to wide selection of popular in-game purchases for mobile games. the9bit is built on real spending activity—from game purchases and top-ups—to reward players and creators. Upcoming features will expand this ecosystem into esports and competitive gaming events, creating even more exciting opportunities for engagement.

About the9bit

the9bit is a next-generation gaming platform where players can get games including AAA IP console games and mobile titles, complete daily missions, watch ads, post content, and lead communities — all while earning flexible, token-convertible points. It bridges Web2 gaming with Web3 rewards (Web3.5) by auto-generated wallets, local fiat support, optional KYC, and built-in creator tools make it easy for anyone to join. Visit the9bit.com for more information.

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to becoming a global diversified high-tech Internet company and is engaged in online games operation and Bitcoin mining business.